CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

October 27, 2006

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief
Room 4592

Re:	Hummingbird Ltd.
Form 40-F for Fiscal Year Ended September 30, 2005
File No. 0-23464

Dear Ms. Collins:

On behalf of our client Open Text Corporation (“Open Text”), this letter sets forth Open Text’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Hummingbird Ltd. (the “Company”) dated September 29, 2006 to Alan Barry Litwin, the former President of the Company (the “September 29 Letter”). The September 29 Letter followed the submission to the Staff by the Company of its letter dated September 19, 2006, in response to the Staff’s comment letter to Mr. Litwin, dated August 24, 2006. Open Text’s responses herein relate to the financial statements, filings and business of the Company.

Please note that as of October 2, 2006, Open Text completed a transaction pursuant to which all of the Company’s common shares were acquired by a wholly-owned subsidiary of Open Text. Mr. Litwin is no longer an employee of the Company and Mr. Paul McFeeters is Open Text’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 40-F for the Year Ended September 30, 2005

Note 1 - Description of the Business, Basis of Presentation and Significant Accounting Policies

United States Securities and Exchange Commission

October 27, 2006

b) Significant Accounting Policies

x) Revenue recognition

Prior Comments no. 2 and 3

1.	We note your responses to comments no. 2 and 3 that for certain of the Company’s business units VSOE for post-contract customer (“PCS”) support is based on a consistent historical percentage between first year PCS support and net license sale value to the customer. It is not evident from your response how the Company is establishing VSOE for post-contract customer support when a renewal rate is not stated in the arrangement. Explain the following as it relates to establishing VSOE for PCS based on “historical transactions”:

•	Provide us the PCS revenue for fiscal years 2003 through 2005 and if possible the PCS revenue for which VSOE was established based on historical transactions;

•	Explain what you mean by “net license sale value”;

•	Are the historical transactions referred to in your response the historical renewal rates for PCS or the contractual rate stated in the arrangement for the first year of PCS;

•	Tell us how you considered location, customer type and product type in evaluating historical transactions to establish VSOE for PCS;

•	Explain what you mean by “…this percentage was consistent for at least 80% of the transactions;

•	Tell us the range of historical renewal rates that was utilized by the Company to conclude that VSOE of fair value exists for PCS;

•	Tell us the method used to sample historical renewal rates to determine the range used to establish VSOE for PCS; and

•	Explain how you allocate revenue to PCS when the stated contractual rate in an arrangement falls outside the historical range.

Provide a detailed example of a transaction and how the Company allocates the arrangement fee to license and PCS, when a renewal rate is not stated in the arrangement.

Open Text’s responses to each of the eight bullet points set forth in the above comment are as follows:

1. PCS revenue for fiscal years 2003 through 2005 is as follows:

•	Fiscal year 2003 $81.5 million

•	Fiscal year 2004 $95.6 million

•	Fiscal year 2005 $107.3 million

United States Securities and Exchange Commission

October 27, 2006

The Company does not specifically summarize PCS revenue for the arrangements where VSOE using historical analysis was required because there was no substantive renewal rate; however, the number of such transactions were very few.

2. Net license sale value is the net selling price after discounts as shown on the customer purchase order or contract.

3. The historical transactions refer to the contractual rate as stated in the arrangement for first year PCS and not the following year renewal rate. However, the two rates are essentially the same since the renewal rate is based on first year PCS plus a small increase of usually no more than 5% (e.g. 18% annual rate plus 5% = 18.9%) and the renewal rate is considered substantive because the initial PCS term is short compared to the life of the software; the expected aggregate PCS renewal term is greater than the initial PCS term and the renewal rate is the rate normally charged by the Company. In addition, the first year PCS rate can be used because substantially all customers exercise the renewal option for at least one year after their initial purchase date.

4. The analysis comparing the first year PCS rate and the net license value as stated in the arrangement was attempted for various product types, customer types, business units and subsidiary legal entities. VSOE for PCS was achieved using historical analysis for certain product types, business units and subsidiary legal entities. VSOE for PCS was not relevant for customer types since PCS is not priced differently by customer types.

PCS values compared to net license values were found to be consistent in five categories. Within Hummingbird Enterprise, three subsidiaries operating in Italy and the Benelux region and selling the Hummingbird Enterprise product were identified as selling PCS at a consistent rate. Likewise, within the Hummingbird Enterprise product family, PCS for the RKYV product which is sold primarily by one subsidiary was sold at a consistent rate. Lastly, PCS for the SearchServer product within the Hummingbird Enterprise product family was consistently sold at the same rate. PCS revenue for the categories for which VSOE was established based on historical transactions represents approximately 10% of the PCS (new and renewal maintenance) revenue of the Company. As previously noted, although the Company does not separately summarize PCS revenue, there were very few transactions within these categories for which there was no substantive renewal rate.

For arrangements where VSOE could not be established using historical analysis or the renewal rate, the arrangement fee has been deferred and recognized ratably over the initial term of the PCS.

United States Securities and Exchange Commission

October 27, 2006

5. In each of these five categories, all transactions during the immediately preceding year were examined and the transactions with a rate of PCS to net license sale value within a range of plus or minus 15% of the median rate of all transactions represented 80% or more of the license value of the total transactions.

6. Using historical analysis, different VSOE rates for PCS for the five categories were determined all within a range of 16.5% to 20%.

7. The Company’s accounting system captures invoiced license and PCS values for sales arrangements for more than 90% of the Company’s revenue. The annualized first year PCS amount was calculated as a percentage of the net license sale value for each arrangement. For the five categories above, the PCS rate calculated was within a range of plus or minus 15% of the median rate of all transactions for 80% or more of the total license value of all transactions in the data analyzed.

8. For any arrangements in the five categories where the Company has established VSOE for PCS and the contractual PCS rate as stated in an arrangement was less than the historical PCS rate, PCS was recorded at the historical rate and the residual value of license revenue was reduced. Revenue for the recorded PCS amount was deferred and recognized ratably over the term of the PCS assuming there were no other revenue recognition issues. If the contractual PCS was greater than the historical PCS, no adjustment was made and PCS at the larger contractual amount was recognized ratably over the term of the PCS assuming there were no other revenue recognition issues.

Example where VSOE for PCS has been established through historical analysis:

Customer purchase order received for licenses and first year PCS for a total of 160,000 Euros. The renewal rate was not stipulated in the arrangement.

Revenue from the arrangement was allocated to PCS based on a VSOE rate of 20% as determined from the analysis described above.

Revenue from the arrangement allocated to PCS was calculated as follows:

20%/120% times 160,000 Euros = 26,667 Euros

The revenue allocated to PCS would be deferred and recognized ratably over the term of the PCS.

License revenue calculated as follows:

160,000 Euros less 26,667 Euros allocated to PCS = 133,333 Euros

In the above example, if VSOE had not been established through historical analysis or a substantive renewal rate, the arrangement fee would be deferred and recognized ratably over the initial term of the PCS.

United States Securities and Exchange Commission

October 27, 2006

2.	We note from your response to comment no. 3 that the Company’s business units and geographic regions establish VSOE for services and training based on historical sales. It is not evident from your response how the Company has established VSOE for services and training. Provide the following as it relates to the Company’s methods for establishing VSOE for services and training:

•	Provide us the services and training revenue for fiscal years 2003 through 2005;

•	The Company’s method of sampling historical transactions;

•	Explain what you mean by a “consistent selling price” for services and training i.e. does this mean that the selling price is the same for each transaction or is there a range of prices;

•	Explain how you allocate revenue to services and training when the stated rate in an arrangement falls outside the historical range; and

•	Tell us how you considered location, customer type and product type in evaluating historical transactions to establish VSOE for services and training.

Provide a detailed example of a transaction and how the Company allocates the arrangement fee to license and PCS, when a renewal rate is not stated in the arrangement.

Open Text’s responses to each of the five bullet points set forth in the above comment are as follows:

1. Services and training revenue for fiscal years 2003 through 2005 is as follows:

•	Fiscal year 2003 $15.7 million

•	Fiscal year 2004 $21.5 million

•	Fiscal year 2005 $24.1 million

2. Similar to the procedure followed for PCS, the Company’s accounting system captures invoiced services and training values for sales arrangements for more than 90% of the Company’s revenue. For services billings, the data for the immediately preceding year was used to calculate the hourly or daily billing rate for various types of services to determine if a majority of transactions for similar service types were sold at a consistent rate. Likewise, training billings were analyzed for certain training classes for a one year period to determine if a majority of similar training classes were sold at a consistent rate.

United States Securities and Exchange Commission

October 27, 2006

3. As with the PCS calculation, the majority of transactions was defined as 80% or more of the value of the transactions having hourly or daily service rates or training class rates in a range of plus or minus 15% of the median rate of all transactions compared to the total value of all transactions in the data analyzed.

4. For any arrangements in the above areas where the Company has established VSOE for a service type or training class and the service or training as stated in the arrangement was less than the VSOE rate, the amount of the arrangement allocated to services or training was based on the VSOE rate not the rate shown in the arrangement. The residual value of license revenue in the arrangement would be reduced. Revenue for the service or training class was recognized when the service or training class was provided assuming there were no other revenue recognition issues. If the contractual service or training rate was greater than the VSOE rate, the larger contractual amount for services or training was recognized when performed assuming there were no other revenue recognition issues.

5. The VSOE analysis for services was performed for service types that were included in a multiple element arrangement, mainly two customer types (government and commercial) and various subsidiary legal entities. The VSOE analysis for training was done for certain training courses in specific legal entities.

Example where VSOE for services and training has been established through historical analysis:

Customer order received for total value of $360,000 for licenses, PCS, 5 days on-site training and five service days.

Revenue from the arrangement was allocated to services based on a VSOE rate for services of $1,680 per day for a total of $8,400 as determined from the analysis described above.

Revenue from the arrangement was allocated to training based on a VSOE rate for the training class of $9,250 based on a VSOE rate of $1,850 per training day for 5 days as determined from the analysis described above.

PCS amount per the arrangement was $63,000. This amount is the basis for the renewal rate and the renewal rate was substantive based on the factors in TPA 5100.54.

License revenue calculated as follows:

$360,000 less ($8,400+$9,250+$63,000) = $279,350

United States Securities and Exchange Commission

October 27, 2006

3.	You indicate in response to comment no. 3 that the Company applies EITF 00-21 to determine if the deliverable represent separate units of accounting and if the elements can be separated, software elements are accounted for pursuant to SOP 97-2 and other elements are accounted for under SAB 104. Explain the authoritative literature applied when elements can not be separated.

Comment 3 contemplates a situation where no elements can be separated. To date the Company has entered into very few multiple element arrangements where a software and a non software element were required to be separated. In each arrangement, the Company has been able to separate the software and non software deliverables into separate units of accounting according to paragraphs 9 and 14 of EITF 00-21. Specifically, the delivered items have value to customers on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered items, no general right of return exists relative to the delivered items and lastly no amounts were contingent on the delivery of additional items.

* * *

In light of Open Text’s responses to the Staff’s comments set forth above, and the fact that the Company is now a wholly owned subsidiary of Open Text and has filed a Form 15 to suspend its reporting obligations under the Securities Exchange Act of 1934, Open Text does not believe it is necessary to amend any of the Company’s historical filings. However, the responses above will be reflected in the future filings of Open Text, insofar as they relate to the business of the Company.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Tom Ferraro, Senior, Staff Accountant
Securities and Exchange Commission
John Shackleton, Chief Executive Officer
Paul McFeeters, Chief Financial Officer
John Trent, Vice President, General Counsel and Secretary
James Clarke, Legal Counsel and Assistant Secretary
Open Text Corporation